UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY Has Issued Recent Business Update

GRAVITY Co., Ltd. (Nasdaq: GRVY), an online game developer and distributor, has recently launched its mobile games in Japan and North America. Gravity launched “Ragnarok Tactics”, a strategic simulation three-dimensional mobile game, and ”Ragnarok 2 Mobile Episode; Veriene”, a three-dimensional mobile action role-playing game, in Japan at the Tokyo Game Show 2005 (TGS 2005) from
September 16 to September 18, 2005.

David Yoon, CEO of Gravity, commented, “Japan is one of the largest Asian mobile game markets. We will continue to aggressively target this market and leverage the strength of our strategic partners. By extending our game offerings to the mobile platform, we can further build on the existing base of gamers. We believe this will raise awareness among casual gamers.”

“Ragnarok Tactics,” launched by SK Telecom in South Korea in July 2005, is a three-dimensional simulation mobile game, based on Ragnarok Online. This mobile game enables gamers to play the same characters from Ragnarok Online in a three dimensional format with emphasis on combat themes. “Ragnarok 2 Mobile Episode –
 Verign” is a full three dimensional role playing mobile game based on
Ragnarok 2.

Also, Gravity has entered into a contract with SK USA under which SK USA will distribute in the United States and Canada ‘Episode of Magician’ and ‘Episode
of Merchant’, two mobile games developed by Gravity.

SK USA is an affiliate of SK Group, a business conglomerate based in South
Korea, a provider of mobile entertainment services in U.S.A that provides mobile entertainment services in U.S.A. ‘Episode of Magician’ and ‘Episode of
Merchant’ are the mobile versions of role-playing games which adapt the wizard and merchant characters of Ragnarok Online, which is currently available at 37 countries.

In addition, Gravity’s online game R.O.S.E Online was commercially launched in the Philippines through its partner Level Up Inc, its licensee in the
Philippines, following an open beta test that began on June 30, 2005. Users will be charged an hourly rate to play this game and may choose from one-hour to 31-day playtime.

Gravity has also commenced the open beta service of Ragnarok Online in China through its partner in China, Shanda Interactive Entertainment. Shanda,
Gravity’s licensee in China, is one of the largest online gaming companies in
China. Preparations for the open beta service have been underway for the past two months.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games.
Gravity’s principal product is Ragnarok Online, an online game which is currently commercially offered in 20 markets.  For more information, please visit www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward-
looking terminology, such
as “may,” “will,” “expect,” “intend,”  “estimate,” “anticipate,” “belie ve,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue; the ability to collect license fees and royalty payments from overseas licensees and in a timely manner; the ability to acquire, develop,
license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and global economic and political conditions. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements are effective only as of the date of this release and Gravity assumes no duty or responsibility to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS For GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 09/20/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer